SCITECH DEVELOPMENT L.L.C.



ANNUAL REPORT

P.O. Box 36927

Grosse Pointe Farms, MI 48236

0

SciTechSDP.com

This Annual Report is dated May 2, 2023.

BUSINESS

SciTech Development is a Limited Liability Company (L.L.C.) organized under the laws of the State of Michigan and is a specialty pharmaceutical company that has developed a unique nanoparticle drug delivery platform that enhances the stability and bioavailability of water insoluble therapeutics. SciTech's lead drug candidate ST-001 nanoFenretinide is the company's initial lead drug which combines its proprietary drug delivery platform (SDP) with fenretinide, the active pharmaceutical ingredient (API). The Company has 3 employees.

Fenretinide has been shown to be safe and effective in treating multiple cancer indications in both adult and pediatric patients (approx. 40 clinical studies and 3000+ patients). Fenretinide kills cancer cells while not harming healthy cells. Its multiple mechanisms of action (MOA) provide for a safe, broader therapeutic reach with greater clinical outcomes. The phospholipids that make up the drug delivery platform used in delivering fenretinide (ST-001 nanoFenretinide) have been extensively used in humans and are recognized as safe by the U.S. FDA.

ST-001 nanoFenretinide has received Investigational New Drug (IND) approval by the FDA to enter the clinic for the treatment of lymphoma (IND No. 135475). SciTech has received Institutional Review Board (IRB) approval to initiate its ST-001 nanoFenretinide clinical trial at the Rush University Medical Center (ClinicalTrials.gov Identifier: NCT04234048).

The FDA has also granted Orphan Drug Status to ST-001 nanoFenretinide for the treatment of cutaneous T-cell lymphoma (CTCL) and peripheral T-cell lymphoma (PTCL) which provides the company with marketing exclusivity, exemption/waiver from FDA filing fees, and tax benefits.

SciTech Development is the co-inventor, co-owner and exclusive licensee of U.S. Patent No. 8,709,379 (issued April 29, 2014) titled "Liposomal Nanoparticles and Other Formulations of Fenretinide for Use in Therapy and Drug Delivery". The company holds international patent coverage in the major global oncology markets: Canada and the European Union (notably Great Britain, France, and Germany). The company's issued utility patent includes both composition of matter and methods of production claims. SciTech's patent claims are both broad and specific, thereby, effectively blocking creative workaround strategies. SciTech's patent expiry has been extended to February 2030.

It is anticipated that SciTech will file additional patents that make use of its nanoparticle suspension technology to deliver other drugs as well as in combination therapy. Additional IP will be generated from new discoveries made during clinical trials to expand its ST-001 IP runway. Specifically, SciTech's IP will be enhanced & extended with claims derived from data collected during clinical trials and new product innovation. Innovation derived from ST-001 clinical use includes:

• Expanded indications

• Combination therapies

• Product improvements

• New mechanisms of action

Innovation derived from new products include:

• Specific combinations with other promising poorly water-soluble drugs

- IND: topical product in CTCL, AK, other cancers, and skin conditions

- Other medically important compounds (vitamin deficiencies due to rare diseases)

In addition to its patent position, the company has a great deal of "know-how" regarding its ST-001 product manufacture which it generally retains as trade secrets. The company currently has no registered trademarks.

Presently, SciTech is functioning as a virtual company with its key team members located throughout the country. SciTech's immediate goal is to complete its planned Phase 1a/1b clinical trial after which time it plans to develop strategic partnerships with larger pharmaceutical companies who have the resources to sell and market the drug. The prevailing business model for small drug development companies is to be acquired by a larger pharmaceutical company.

SciTech is a Manager Managed LLC. Earle Holsapple is the sole Manager and as such, has full authority over the LLC. Certain matters outlined in Section 5.1 of the SciTech Operating agreement require majority approval from the Initial Members of Scitech (*See Exhibit F for additional information*). Earle Holsapple and Ralph Parchment are the two Initial Members of SciTech (*See Ownership and Capital Structure; Rights of the Securities section for percentage voting rights pertaining to approval required for items listed in Section 5.1 of the SciTech Operating Agreement*).

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $140,000.00
Use of proceeds: Research and development
Date: December 08, 2016
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $227,649.00
Use of proceeds: Research and development
Date: August 14, 2018
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $250,000.00
Use of proceeds: R&D, manufacture drug compound, and general operating expenses

Date: July 31, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $310,332.19
Use of proceeds: Translational research, general operations
Date: May 22, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $15,000
Use of proceeds: R&D, manufacture drug compound, and general operating expenses
Date: September 7, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,007,750
Use of proceeds: R&D, manufacture drug compound, and general operating expenses
Date: July 12, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Common Units
Final amount sold: $113,225
Use of proceeds: R&D, manufacture drug compound, and general operating expenses
Date: July 29, 2022
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
SciTech Development has functioned as a lean, virtual organization. In 2021 and 2022 the Company continued to conduct research, testing and development in preparation to enter into a Phase 1 clinical trial of ST-001 nanoFenretinide for the treatment of lymphoma.
Revenue
SciTech Development is a pre-revenue clinical stage specialty pharmaceutical company that has not yet reached commercialization of its lead drug candidate and as such did not generate revenue in 2021 or 2022.
Cost of sales

Cost of sales includes research costs, consulting fees and subcontractor costs to support and advance the development of the company and to prepare the documentation required to obtain regulatory approvals. In 2022, cost of sales was $732,503, representing an increase of $419,672 from 2021's results primarily due to an increase in materials and supplies and subcontractor costs related to commencing the manufacture of the drug ST-001.

General and administrative expenses

General and administrative expenses increased by 94.2% from $17,246 to $33,500 from 2021 to 2022 driven by an increase in costs for travel and events related to conferences and investor presentations.

• Historical results and cash flows:

The Company is currently in the clinical stage and is pre-revenue. As such, we are of the opinion that the historical cash flows, which were generated primarily from investments in the form of convertible notes, will not be indicative of future cash flows. As SciTech enters clinical trial with its lead drug candidate, the amount of capital investment and cash expenditures required will ramp significantly. SciTech's immediate goal is to complete its planned Phase 1a/1b clinical trial after which time it plans to develop strategic partnerships with larger pharmaceutical companies with the resources to sell and market the drug.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $494,776.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Marion Gibbons - 2016 Notes
Amount Owed: $68,953.42
Interest Rate: 6.0%
Maturity Date: December 31, 2019
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Ayad Al-Katib - 2016 Notes
Amount Owed: $68,953.42
Interest Rate: 6.0%
Maturity Date: December 31, 2019
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Michael Burns - 2016 Notes
Amount Owed: $34,472.60
Interest Rate: 6.0%
Maturity Date: December 31, 2019
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Kathryn Gibbons - 2016 Notes
Amount Owed: $20,681.10
Interest Rate: 6.0%
Maturity Date: December 31, 2019
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Marion Gibbons - 2018 Notes
Amount Owed: $12,630.14
Interest Rate: 6.0%
Maturity Date: December 18, 2020
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Ayad Al-Katib - 2018 Notes
Amount Owed: $31,998.63
Interest Rate: 6.0%
Maturity Date: December 30, 2020
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: SLC Farms, LLC - 2018 Notes
Amount Owed: $207,216.91
Interest Rate: 6.0%
Maturity Date: June 30, 2022
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Nano Investments, LLC - 2019 Notes
Amount Owed: $283,867.12
Interest Rate: 6.0%
Maturity Date: June 30, 2022
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Andrew Stumpf - 2019 Notes
Amount Owed: $18,079.73
Interest Rate: 6.0%
Maturity Date: December 31, 2021
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: National Foundation for Cancer Research, Inc. - 2020 Notes
Amount Owed: $300,858.43
Interest Rate: 6.0%
Maturity Date: December 31, 2023
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: AIM-HI Accelerator Fund, Inc. - 2020 Notes
Amount Owed: $57,783.56
Interest Rate: 6.0%
Maturity Date: December 31, 2023
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Dr. Ali Moiin - 2021 Notes
Amount Owed: $16,183.56
Interest Rate: 6.0%
Maturity Date: December 31, 2023
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Creditor: Bradley Daniels (IRA Plan Partners, LLC)
Amount Owed: $26,163.01
Interest Rate: 6.0%
Maturity Date: December 31, 2024
The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

• Creditor: Anthony Rosso
Amount Owed: $52,309.59
Interest Rate: 6.0%
Maturity Date: December 31, 2024
The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

• Creditor: Marion Gibbons
Amount Owed: $104,520.55
Interest Rate: 6.0%
Maturity Date: December 31, 2024

The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

• Creditor: Jon Michael Morgan
Amount Owed: $34,491.78
Interest Rate: 6.0%
Maturity Date: December 31, 2024
The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

• Creditor: HRN2, LLC
Amount Owed: $529,263.34
Interest Rate: 6.0%
Maturity Date: December 31, 2024
The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

• Creditor: Robert Vedder
Amount Owed: $34,350.74
Interest Rate: 6.0%
Maturity Date: December 31, 2024
The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

• Creditor: Scott & Christine Edinger
Amount Owed: $34,350.74
Interest Rate: 6.0%
Maturity Date: December 31, 2024
The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

• Creditor: SLC Science, LLC
Amount Owed: $231,361.64

Interest Rate: 6.0%

Maturity Date: December 31, 2024

The convertible note will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The note will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Earle T. Holsapple, III

Earle T. Holsapple, III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President & Co-Founder

Dates of Service: January, 2001 - Present

Responsibilities: Earle's primary responsibilities include making major company decisions, managing the overall operations and resources of the company. He currently receives a salary compensation of $250K per year and owns 49.0% equity in the company.

Name: Louis M. Scarmoutzos, Ph.D.

Louis M. Scarmoutzos, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer (COO)

Dates of Service: February, 2016 - Present

Responsibilities: Lou is tasked with overseeing the day-to-day administrative and operational functions of a business as well as providing assistance to the CEO. He currently receives a salary compensation of $170K per year and owns 10.4% equity in the company.

Other business experience in the past three years:

Employer: Larta Institute

Title: Principal Advisor

Dates of Service: September, 2004 - Present

Responsibilities: Provide commercialization consulting in the life sciences and related industries.

Other business experience in the past three years:

Employer: MVS Solutions, Inc.

Title: President & Founder

Dates of Service: June, 1999 - Present

Responsibilities: Providing technology commercialization and business development to industry & government.

Other business experience in the past three years:

Employer: Kollodis BioSciences, Inc.

Title: President & Founder

Dates of Service: July, 2006 - Present

Responsibilities: Provide commercialization and business development direction.

Name: Andrew Stumpf

Andrew Stumpf's current primary role is with Cadillac Casting, Inc. Andrew Stumpf currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: April, 2019 - Present

Responsibilities: Andrew is responsible for financial and strategic planning and budgeting, financial reporting and year-end audit and tax filings. He currently receives a salary compensation of $154K per year and owns 1.2% equity in the company.

Other business experience in the past three years:

Employer: Cadillac Casting, Inc

Title: VP Finance, Board Member

Dates of Service: January, 2018 - Present

Responsibilities: Corporate finance, financial and strategic planning, financial reporting and year-end audit and tax filings.

Other business experience in the past three years:

Employer: Storm Lake Capital, LLC

Title: Partner

Dates of Service: October, 2007 - Present

Responsibilities: Transaction sourcing, due diligence, structuring and execution, and portfolio company management.

Other business experience in the past three years:

Employer: Air T, Inc.

Title: Board Member

Dates of Service: September, 2014 - November, 2019

Responsibilities: Served as Chairman of the Compensation Committee. Member of the Nominating, Audit and Special Independent Committees.

Other business experience in the past three years:

Employer: Rockwell Advisors, Inc.

Title: President

Dates of Service: October, 2017 - Present

Responsibilities: Merger & acquisition advisory

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Units

Member Name: Earle T. Holsapple, III

Amount and nature of Beneficial ownership: 10,238,173

Percent of class: 65.3

Title of class: Units

Member Name: Ralph Parchment

Amount and nature of Beneficial ownership: 5,451,104

Percent of class: 34.7

RELATED PARTY TRANSACTIONS

• Name of Entity: Andrew Stumpf
Relationship to Company: Officer
Nature / amount of interest in the transaction: Andrew Stumpf invested $15,000 in the company in the form of an unsecured convertible promissory note on 7/31/19. Andrew has also received units and warrants in the company for his service.
Material Terms: The note accrues annual interest at 6% with a maturity date of 12/31/21. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

• Name of Entity: Earle T. Holsapple III
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Earle is a unit holder and serves as a consultant to the company.
Material Terms: Earle was paid $100,000 in 2022 for professional services and reimbursement of expenses.

• Name of Entity: Louis Scarmoutzos
Relationship to Company: Officer
Nature / amount of interest in the transaction: Lou is a unit holder serves as a consultant to the company.
Material Terms: Lou was paid $77,000 for consulting services and reimbursement of expenses in 2022.

• Name of Entity: Michael Young
Relationship to Company: Unit holder and Consultant
Nature / amount of interest in the transaction: Michael is a unit holder serves as a consultant to the company.

Material Terms: Michael was paid $3,800 for consulting services and reimbursement of expenses in 2022.

• Name of Entity: BD/M Collective
Names of 20% owners: Phil Robertson, Lori Kavle
Relationship to Company: Unit holder and Consultant
Nature / amount of interest in the transaction: BD/M is a unit holder and serves as a consultant to the company.
Material Terms: BD/M was paid $94,000 in consulting fees in 2022 and is a unit holder.

• Name of Entity: Ayad Al-Katib
Relationship to Company: Unit and note holder, previously served as a consultant to the company
Nature / amount of interest in the transaction: Ayad Al-Katib invested $50,000 in the company in the form of an unsecured convertible promissory notes in 2016 and invested $25,000 in the form of an unsecured convertible promissory note in 2018. Ayad has also received units and warrants in the company for his service. Ayad is not currently engaged in a service agreement with the company.
Material Terms: The 2016 notes accrue annual interest at 6% with a maturity date of 12/31/19. The 2018 notes accrue annual interest at 6% with a maturity date of 12/31/20. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the notes, then the outstanding principal balance and any accrued interest will convert to equity.

• Name of Entity: Michael Burns
Relationship to Company: Unit and note holder, serves as a consultant to the company
Nature / amount of interest in the transaction: Michael Burns invested $25,000 in the company in the form of an unsecured convertible promissory notes in 2016 . Michael has also received units and warrants in the company for his service as a consultant.
Material Terms: The note accrues annual interest at 6% with a maturity date of 12/31/19. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

OUR SECURITIES

The company has authorized 2016 Convertible Notes, 2018 Convertible Notes, 2019 Convertible Notes, 2020 Convertible Notes, Units, 2021 Convertible Notes, and 2022 Convertible Notes. As part its 2022 Regulation Crowdfunding raise, the Company issued 55,948 Units.
• 2016 Convertible Notes
The security will convert into Units and the terms of the 2016 Convertible Notes are outlined below:
Amount outstanding: $140,000.00
Maturity Date: December 31, 2019
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing of at least $2,000,000
Material Rights
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.
Upon the occurrence of any Events of Default, the entire unpaid principal balance of the Note and all accrued and unpaid interest hereunder shall become immediately due and payable.
• 2018 Convertible Notes
The security will convert into Units and the terms of the 2018 Convertible Notes are outlined below:
Amount outstanding: $227,649.00
Maturity Date: December 31, 2020
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing of at least $2,000,000
Material Rights
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.
Upon the occurrence of any Events of Default, the entire unpaid principal balance of the Note and all accrued and unpaid interest hereunder shall become immediately due and payable.
• 2019 Convertible Notes
The security will convert into Units and the terms of the 2019 Convertible Notes are outlined below:
Amount outstanding: $250,000.00
Maturity Date: December 31, 2021
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing of at least $2,000,000
Material Rights
If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.
Upon an Event of Default, at the option of the Requisite Holders, the Note shall accelerate and all principal and accrued interest shall be due and payable.
• 2020 Convertible Notes
The security will convert into Units and the terms of the 2020 Convertible Notes are outlined below:
Amount outstanding: $310,332.19
Maturity Date: December 31, 2023

Interest Rate: 6.0%

Discount Rate: 25.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

In the Event of Default, at the option of the Requisite Holder, the Note shall accelerate and all principal and unpaid accrued interest shall become due and payable.

• Units

The amount of security authorized is 23,246,651 with a total of 1,768,467 outstanding.

Voting Rights

There are no voting rights associated with Units.

Material Rights

The amount of units outstanding includes 1,768,467 units to be issued pursuant to outstanding warrants.

• 2021 Convertible Notes

The security will convert into Convertible note and the terms of the 2021 Convertible Notes are outlined below:

Amount outstanding: $15,000.00

Maturity Date: December 31, 2023

Interest Rate: 6.0%

Discount Rate: 25.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financials of at least $2,000,000.00

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

In the Event of Default, at the option of the Requisite Holder, the Note shall accelerate and all principal and unpaid accrued interest shall become due and payable.

• 2022 Convertible Notes

The security will convert into Units and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $1,007,750.00

Maturity Date: December 31, 2024

Interest Rate: 6.0%

Discount Rate: 25.0%

Valuation Cap: $17,500,000.00

Conversion Trigger: Qualified Financing (See Material Terms for additional details)

Material Rights

Note Conversion

In the event that the Company issues and sells shares of its Preferred Stock to investors (the

"Investors") on or before the date of the repayment in full of this Note, in a transaction or series of related transactions, resulting in gross proceeds to the Company of at least $2,000,000 (including conversion of the Notes and any other then outstanding indebtedness) (a "Qualified Financing"), then the outstanding principal balance of this Note, plus any accrued but unpaid interest, will automatically convert in whole without any further action by the Holder into such Preferred Stock issued at the Qualified Financing at a conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors, or (ii) the price equal to the quotient of $17,500,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors.

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the Company made in writing at least ten days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of Common Stock of the Company at a conversion price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Restrictions on Transfer of Securities Upon conversion, investors will own unregistered securities comprising a minority interest in a privately traded company. The membership units (or shares, as the case may be) may not be transferable under certain U.S. securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of the units must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of the units will not violate the registration or qualification requirement of any relevant securities law. Upon conversion, each investor must become a party to an investors' rights agreement or similar instrument which may provide that a member seeking to sell his or her units must first offer them to the Company, and second to other investors (as defined in the investors' rights agreement or similar instrument), each of which have the right of first refusal prior to the units being sold. Furthermore, upon conversion, even if the Company and each investor consent to such sale, and it is permitted by applicable securities law, the market will likely apply minority interest and lack of liquidity discounts to such units, the result being a diminished return for the investor. Additionally, the units will be subject to a bring-along right, so the investor may be required to sell his or her units upon the vote of a supermajority. Because of potential restrictions on transferability of membership units, and the fact that no trading market exists or is expected to develop for the units, shareholders are not likely to be able to liquidate their investments or pledge the units as security on a loan in the event of an emergency. Thus, the units should be considered only as a long-term investment. There can be no assurances that the Company will be able to affect a public registration of its units, and the Company currently has no plans to pursue public ownership. In order to effect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Pursuant to the Investors' Rights Agreement, in an initial public offering existing shareholders are not permitted to sell their Shares in such an offering, and will be required by the underwriter to "lock-up" their Shares for a period of time thereafter.

Your investment could be illiquid for a long time Upon conversion, investors will own unregistered securities comprising a minority interest in a privately traded company. The membership units (or shares, as the case may be) may not be transferable under certain U.S. securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of the units must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of the units will not violate the registration or qualification requirement of any relevant securities law. Upon conversion, each investor must become a party to an investors' rights agreement or similar instrument which may provide that a member seeking to sell his or her units must first offer them to the Company, and second to other investors (as defined in the investors' rights agreement or similar instrument), each of which have the right of first refusal prior to the units being sold. Furthermore, upon conversion, even if the Company and each investor consent to such sale, and it is permitted by applicable securities law, the market will likely apply minority interest and lack of liquidity discounts to such units, the result being a diminished return for the investor. Additionally, the units will be subject to a bring-along right, so the investor may be required to sell his or her units upon the vote of a supermajority. Because of potential restrictions on transferability of membership units, and the fact that no trading market exists or is expected to develop for the units, shareholders are not likely to be able to liquidate the investments or pledge the units as security on a loan in the event of an emergency. Thus, the units should be considered only as a long-term investment. There can be no assurances that the Company will be able to affect a public registration of its units, and the Company currently has no plans to pursue public ownership. In order to effect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Pursuant to the Investors' Rights Agreement, in an initial public offering existing shareholders are not permitted to sell their Shares in such an offering, and will be required by the underwriter to "lock-up" their Shares for a period of time thereafter. Best Efforts Offering The notes are offered by the Company on a "best efforts" basis. No individual, firm, or corporation has agreed in advance to purchase any of the offered notes. No assurance can be given that any or all of the notes shall be sold. If the Company cannot raise sufficient funds it will not succeed Limited Operating History; Limited Capital SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained. We may not have enough capital as needed and may be required to raise more capital. The Company anticipates that it will need to raise additional funds in the future to meet its operational needs and implement its business and development objectives. To grow and develop its products at the desired pace, the Company intends to raise additional investment dollars following this Offering. There can be no assurances that the Company will be able to obtain additional funding when needed, or that such funding, if available, will be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments. Terms of subsequent financings may adversely impact your investment We will likely need to engage in equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in the units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of units. In addition, if we need to raise more equity capital from the sale of units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds The Company intends to use the net proceeds of this Offering to cover its general operating expenses prior to closing a larger Series A round. The Company may allocate and use such proceeds differently and for other purposes not currently anticipated. Management shall have broad discretion to determine how such proceeds shall be used. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering. Projections: Forward Looking Information This company's business plans contain certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-looking statements included therein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on a successful execution of the Company's business strategy and assumptions that the Company shall be profitable, that the market for products or services shall not change materially or adversely, and that there shall be no unanticipated material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and business decisions (most of which are beyond the control of the Company), are difficult or impossible to predict accurately. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. As a result, there can be no assurance that the forward-looking statements made to prospective investors shall prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included therein, the inclusion of such information should not be regarded as a representation by the Company or any other entity that the objectives and plans of the Company shall be achieved. We may never have an operational product or service The success of a new player in a competitive marketplace is highly dependent on the execution of the team, but also on things out of the team's control, such as general economic conditions and market and practitioner acceptance, which can be a critical factor that is nearly impossible to predict. If medical practitioners do not appreciate, accept and, ultimately, see value in the Company's product(s), the Company will fail. Even if the Company is successful, competitors are expected to challenge the Company. And, as is the case with all businesses in any industry, the Company can be sued at any time. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties The Company's ability to remain competitive depends on its ability to develop new and enhanced products and services and to introduce these products and services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services. The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, and timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. There can be no assurances that the Company will be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services, or successfully adopting and implementing the technology necessary to remain competitive. Failure to do so successfully may adversely affect the Company's business, financial condition, and results of operations. Minority Holder; Securities with No Voting Rights The units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Please see voting rights of securities sold in this offering below. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained. We are an early stage company and have limited revenue and operating history SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained. We have existing patents that we might not be able to protect properly The Company has already faced issues with certain patents that it has filed, or has planned to file. Although some of these patent issues have been remedied, there is no guarantee that issues with those patents and future patents may not arise. The Company's business heavily relies upon obtaining these patents and if the Company cannot obtain these certain patents or the process to obtain patents proves to be overly burdensome, it will severely impact the Company's success. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective The Company's ability to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its intellectual property, e.g., patents, trademarks, and copyrights. The Company's success will also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets in the United States and in other countries. The Company in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company. There can be no assurances that competitors, some of whom have substantial resources, will not seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. The defense and prosecution of patent and trademark suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease selling products. The Company will also rely on proprietary technology and there can be no assurances that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurances that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business The Company is highly dependent on the services of its key personnel, including Earle Holsapple, and the loss of his services would have an adverse effect on the future operations of the Company. Under the Company's Articles of Organization and Operating Agreement, members have very limited powers in the day-to-day affairs of the Company. Accordingly, no person should invest unless he or she is willing to entrust most aspects of the management of the Company to the Manager and officers. The Company will also likely depend on the efforts of other key personnel in the future. The Company may not be able to secure long-term commitments from these key personnel through employment or independent contractor agreements. As a result, the Company may be at risk of losing such key personnel and may also be at risk of liability arising from inadequately or incorrectly documented employment relationships. If such loss or liability were to arise, it could threaten the Company's growth and operations. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time The Company may need to navigate regulatory approvals through various Federal agencies, including obtaining FDA approval. Obtaining FDA approval alone can be time consuming, costly, and unpredictable. While the Company can estimate such costs and anticipate certain obstacles, it is impossible to predict what the Company will face when obtaining FDA approval. Ultimately, the Company could fail to obtain FDA approval for its products. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Unfavorable Outcome of Clinical Trials is Possible If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases. Unfavorable Outcome of Clinical Trials Risk If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2023.

SCITECH DEVELOPMENT L.L.C.

By   /s/ *Earle T. Holsapple, III*

    Name: Scitech Development, LLC

    Title: CEO and President

Exhibit A

FINANCIAL STATEMENTS

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2022 and 2021
(2022 UNAUDITED)

SCITECH DEVELOPMENT, LLC

Index to Financial Statements
(2022 unaudited)

SCITECH DEVELOPMENT, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2022 and 2021
(2022 unaudited)

	As of 12/31/2022	As of 12/31/2021
ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 494,776	$ 37,225
Total Current Assets	494,776	37,225
Non-Current Assets		
Other Current Assets	7,292	-
Deferred Tax Assets	398,131	258,131
Total Non-Current Assets	405,423	258,131
TOTAL ASSETS	900,198	295,356
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 89,354	$ 36,004
Current Portion of Notes Payable	-	192,650
Total Current Liabilities	89,354	228,654
Long-Term Liabilities		
Accrued Independent Contractors	836,949	666,649
Accrued Expenses	26,949	95,195
Accrued Interest	217,758	122,118
Notes Payable (Net of Current Portion)	1,950,732	750,332
Total Long-Term Liabilities	3,032,388	1,634,294
Total Liabilities	3,121,742	1,862,948
Members' Equity (Deficit)		
Membership Units	1,696	1,691
Retained (Deficit)	(2,223,240)	(1,569,283)
Total Members' Equity (Deficit)	(2,221,544)	(1,567,592)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 900,198	$ 295,356

SCITECH DEVELOPMENT, LLC

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2022 and 2021
(2022 unaudited)

	12/31/2022	12/31/2021
Sales	$ -	$ -
Cost of sales		
Materials & Supplies	172,359	-
Marketing Expense	23,597	5,000
Consulting Fees	107,952	79,394
Sub Contractors	428,595	228,437
Total Cost of Sales	732,503	312,831
Gross Profit (Loss)	(732,503)	(312,831)
General and Administrative Expenses		
Licenses	25	50
Meals	1,663	504
Travel & Events	18,959	2,104
Phone, Software & Internet	8,831	9,123
Office Expense	493	2,499
Bank Fees	3,528	2,916
Miscellaneous Expense	-	50
Total General and Administrative Expenses	33,500	17,246
Net Operating Income (Loss)	(766,003)	(330,077)
Other Income (Expense)		
Interest Income	7,165	8
Interest Expense	(95,640)	(51,196)
Other Expense	(52,698)	-
Total Other Income (Expense)	(141,173)	(51,188)
Net Income (Loss) Before Tax	(907,176)	(381,265)
Deferred Income Tax (Expense) Benefit	140,000	64,617
Net Income (Loss) After Tax	(767,176)	(316,648)
Other Comprehensive Income (Loss)	-	-
Total Comprehensive Income (Loss)	$ (767,176)	$ (316,648)
Loss per Unit - Basic	$ (0.04)	$ (0.01)
Weighted Average Units Outstanding - Basic	21,506,388	21,478,184
Loss per Unit - Diluted	$ (0.03)	$ (0.01)
Weighted Average Units Outstanding - Diluted	23,274,856	23,246,652

SCITECH DEVELOPMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2022
(unaudited)

	MEMBERSHIP UNITS	RETAINED (DEFICIT)	TOTAL
BALANCE - January 1, 2022	$ 1,691	$ (1,569,283)	$ (1,567,592)
Income (Loss)	-	(767,176)	(767,176)
Units Issued	4	113,220	113,225
BALANCE - December 31, 2022	$ 1,695	$ (2,223,239)	$ (2,221,544)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022
(unaudited)

Cash Flows from Operating Activities	
Net Income (Loss)	$ (767,176)
Adjustments to Reconcile Net Income to Net Cash	
Provided (Used) by Operating Activities	
Deferred Income Taxes	(140,000)
Increase (Decrease) in	
Accounts Payable	53,350
Accrued Independent Contractors	170,300
Accrued Expenses	(68,246)
Accrued Interest	95,640
Net Cash Provided (Used) by Operating Activities	(656,132)
Cash Flows from Financing Activities	
Proceeds from Long-Term Debt	1,007,750
Proceeds from Sale of Units, net of expenses	113,225
Expenses Paid in Equity	(7,292)
Net Cash Provided (Used) by Financing Activities	1,113,683
Net Increase (Decrease) in Cash and Cash Equivalents	457,551
Cash & Cash Equivalents at the Beginning of the Year	37,225
Cash & Cash Equivalents at the End of the Year	$ 494,776

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

SciTech Development, LLC (the "Company") was established in 2000 for the purpose of engaging in scientific, engineering, medical and related research; creating and developing intellectual property as a result of such research; developing, producing, and marketing products for medical, health-care, engineering, or other commercial or noncommercial purposes; and engaging in all matters incidental or related thereto, or resulting therefrom.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories
Inventories are stated at the lower of cost or market on the first-in first-out basis. There was no material inventory at December 31, 2022.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents on the statement of cash flows. At December 31, 2022 and 2021, the Company did not have cash held in a bank depository account in excess of the amount insured by the Federal Deposit Insurance Corporation. Cash equivalents were held in a money market mutual fund.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

        Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Income Taxes
SciTech Development, LLC is taxed as a corporation, which causes it to recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the respective tax basis of their assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which they expect the temporary differences to reverse.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company is subject to all the risks incident to the creation and development of a new business along with regulatory approvals through various federal agencies, including obtaining FDA approval. A host of factors beyond the Company's control are unpredictable and could be critical to continued operations. As of December 31, 2022, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans in order to reach sustainable or profitable operations or obtain additional capital to fund operations. These factors could affect the Company's financial condition and the results of its operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

There are no related party accounts receivable at December 31, 2022. During the year, SciTech Development, LLC made various payments to some of the members for work performed as well as reimbursed expenses, the total of these payments are listed below:

Member	Amount Paid	Description of Payments
Earle Holsapple	$ 100,100	Consulting Fees
Louis Scarmoutzos	$ 77,000	Consulting Fees
BD/M Collective	$ 93,800	Consulting Fees
Michael Young	$ 3,800	Consulting Fees

NOTE 4 – INCOME TAXES

As a result of prior and current operating losses, SciTech Development, LLC recognizes deferred income tax assets on carried forward net operating loss, or "NOL," carryforwards for federal and state income tax purposes. The ability to utilize the NOL carryforwards to reduce income in future years is evaluated on an annual basis. An NOL can benefit a company by reducing taxable income in future tax years.

The Company's provision for income taxes for 2022 consist of the following:

	Total
Current Tax Expense	$ -
Deferred Tax (Expense) Benefit	140,000
	$ 140,000

NOTE 5 – LONG-TERM DEBT

At December 31, 2022, SciTech Development LLC, had outstanding convertible notes totaling $1,950,732. The estimated annual requirement for principal and accrued interest payments is:

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 325,332	$ 49,493	$ 374,826
Unknown	$ 1,625,399	$ 168,265	$ 1,793,664
	$ 1,950,732	$ 217,758	$ 2,168,490

Interest expense for the year was $95,640.

The outstanding convertible notes consist of the following issues:

2016 NOTES

1. During 2016, SciTech Development, LLC issued $165,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. During 2021, one of the notes was amended and was combined with a 2021 note, leaving $140,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units outstanding. The notes are convertible at the option of the holders with the following terms:

   • If at any time the company consummates a financing for the sale of equity in which the gross offering proceeds to the company are at least two million dollars, and the financing structure incorporates reasonable customary terms for equity financing, then, the outstanding principal and accrued interest will automatically convert into units.

   • If the subscriber has invested, in total, less than $50,000, the conversion price for their notes in a qualified financing will be equal to 90% of the per unit price paid by the purchasers of such membership units in the qualified financing.

   • If the subscriber has invested, in total, between $50,000 and $100,000, the conversion price for their notes in a qualified financing will be equal to 87.5% of the per unit price paid by the purchasers of such membership units in the qualified financing.

   • If the subscriber has invested, in total, more than $100,000, the conversion price for their notes in a qualified financing will be equal to 85% of the per unit price paid by the purchasers of such membership units in the qualified financing.

   The conversion price is subject to adjustment to reflect distributions and similar events as determined by the company's manager. The automatic conversion of the notes into membership units will be deemed to occur as of the date of closing the qualified financing, or the date of the first closing in a series of closings constituting qualified financing.

The maturity date of the 2016 notes was December 31, 2019, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrue interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 140,000	$ 53,061	$ 193,061

2018 NOTES

2. During 2018, SciTech Development, LLC issued $85,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. During 2021, one of the notes was amended and was combined with a 2021 note, leaving $35,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units outstanding. The notes are convertible at the option of the holders with the follow terms:

- If at any time the company consummates a financing for the sale of equity in which the gross offering proceeds to the company are at least two million dollars, and the financing structure incorporates reasonable customary terms for equity financing, then, the outstanding principal and accrued interest will automatically convert into units.

- If a qualified financing has not occurred prior to the maturity date, then the company may elect, upon notice of such election to convert any outstanding balance into membership units. The conversion price per share shall be equal to the quotient of $10,000,000 divided by the aggregate number of outstanding membership units as of the maturity date.

The maturity date of the 2018 notes is December 31, 2020, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrue interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 35,000	$ 9,629	$ 44,629

2019 NOTES

3. During 2019, SciTech Development, LLC issued $250,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The notes are convertible at the option of the holders at a conversion rate based on the qualified financing closing.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes no later than 180 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 25% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 50% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 100% of the amount invested by the subscriber in this offering.

- In addition to above, if the subscriber has invested, in total, greater than $100,000 pursuant to this purchase agreement, then the subscriber will receive concurrently with qualified financing close a warrant in an amount equal to 100% of the amount invested that exceeds $100,000 by the subscriber in this offering. Each warrant will have a three-year term from the date of granting and an exercise price equal to 80% of the unit price paid by the qualified financing investors.

The maturity date of the 2019 notes is December 31, 2021, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrue interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 250,000	$ 51,947	$ 301,947

4. SciTech Development, LLC also issued $250,000 was originally issued as a 7% convertible translation research grant that could be converted to a convertible note, this grant would be due at the time that the translation research was deemed successful. The note was adjusted in 2020 for an additional $10,332 which included accrued interest being recorded as an outstanding note, for a total unsecured convertible promissory note of $260,332, with an interest rate of 6%. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes no later than 180 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 25% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes between 181 days and 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 50% of the amount invested by the subscriber in this offering.

- In addition to above, if the subscriber has invested, in total, greater than $100,000 pursuant to this purchase agreement, then the subscriber will receive concurrently with qualified financing close a warrant in an amount equal to 100% of the amount invested that exceeds $100,000 by the subscriber in this offering. Each warrant will have a three-year term from the date of granting and an exercise price equal to 80% of the per unit price paid by the qualified financing investors.

The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

SCITECH DEVELOPMENT, LLC

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 260,332	$ 40,526	$ 300,858

2020 NOTES

5. During 2020, SciTech Development, LLC issued $50,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

   The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 50,000	$ 7,784	$ 57,784

2021 NOTES

6. During 2021, SciTech Development, LLC issued $15,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

   The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 15,000	$ 1,184	$ 16,184

7. During 2021, SciTech Development, LLC amended a 2016 and 2018 note, as well as issued $100,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

   The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of June 30, 2022.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 192,649	$ 14,567	$ 207,217

2022 NOTES

8. During 2022, SciTech Development, LLC issued $1,007,750 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

   The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2024.

12

Year Ended	Principal	Accrued Interest	Total
December 31, 2024	$ 1,007,750	$ 39,061	$ 1,046,811

NOTE 6 – RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged in 2022 was $732,503.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 8 – EQUITY

In 2021, SciTech Development, LLC's units were split 12.6999997 to 1. During 2022, an additional 55,948 units were issued. As of December 31, 2022, SciTech Development, LLC had authorized 21,534,132 units, all of which are issued and outstanding.

In addition to the units above, SciTech Development, LLC has 1,768,468 outstanding warrants which represent the right, but not the obligation, to purchase units of SciTech Development, LLC.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 29, 2023. During this period, SciTech Development, LLC issued $450,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The notes are convertible at the option of the holders at a conversion rate based on the qualified financing closing. The outstanding principal amount of the notes, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2024.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, Earle Holsapple______ (Print Name), the CEO & President__(Principal Executive Officers) of SciTech Development, L.L.C. (Company Name), hereby certify that the financial statements of SciTech Development, L.L.C._ (Company Name) and notes thereto for the periods ending December 31, 2021 (first Fiscal Year End of Review) and December 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

SciTech Development, L.L.C. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2023 (Date of Execution).

Earle T. Holsapple III (Signature)

President (Title)

April 28, 2023 (Date)

CERTIFICATION

I, Earle T. Holsapple, III, Principal Executive Officer of SCITECH DEVELOPMENT L.L.C., hereby certify that the financial statements of SCITECH DEVELOPMENT L.L.C. included in this Report are true and complete in all material respects.

Earle T. Holsapple, III

CEO and President